LEAD INVESTOR

Sam Katz Private Investor

BeatBox has a clear vision, a fabulous brand and great product, loyal customers (Many of whom have become investors), keen attention to the costs of business and executing operating efficiencies, and has a long term leadership and stewardship team that knows how to attack challenges. BeatBox is already a winner. The Company is in its next phase of growth. Putting the sales and marketing infrastructure in place is critical and is where these invested funds are to be used. I am honored to be a small part of that effort and welcome your consideration.

BitVault, which has already attracted significant investment, offers a new ownership model so that everyone can have a piece of a bitcoin mining operation, without facing its complexities, thereby gaining exposure to a rapidly growing industry. This will be a wonderful vehicle for millions of people to invest directly into building the Bitcoin network itself.

Invested $150,000 this round and $300,000 previously.

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